Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

Net income (loss)	$292,911	$194,933	$555,157	$273,543

Preferred Stock dividend requirements	(14,480)	—	(28,801)	—

Net income (loss) attributable to common stockholders	$278,431	$194,933	$526,356	$273,543

Weighted average number of common shares outstanding	15,409,491	15,312,984	15,396,918	15,312,984

Preferred Stock Common Share Equivalents	1,236,160	660,000	1,050,308	660,000

Dilutive Stock Options outstanding for the Period	823,259	32,253	546,062	11,796

Dilutive Warrants outstanding for the Period	1,585,197	—	1,269,812	—

Weighted average number of common and equivalent shares outstanding	19,054,107	16,005,237	18,263,100	15,984,780

Net income (loss) per common share	$0.01	$0.01	$0.03	$0.02